SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

(Amendment No. ____)

Trinity Capital Corporation
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

None
(CUSIP Number)

James F. Deutsch Patriot Financial Partners II, L.P. Cira Centre 2929 Arch Street, 27th Floor Philadelphia, Pennsylvania 19104 (215) 399-4650	Copies to: Michael Paul Reed, Esq. Covington & Burling LLP 1 CityCenter, 850 Tenth St., NW Washington, D.C. 20001 (202) 662-6000

(Name, Address, Telephone Number of Person Authorized to Receive Notices and Communications)

December 19, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

CUSIP No. NONE	13D	Page 2 of 20 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Patriot Financial Partners II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 814,517
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 814,517

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 814,517
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.87%
14	TYPE OF REPORTING PERSON PN

CUSIP No. NONE	13D	Page 3 of 20 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Patriot Financial Partners Parallel II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 95,050
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 95,050

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 95,050
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.03%
14	TYPE OF REPORTING PERSON PN

CUSIP No. NONE	13D	Page 4 of 20 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Patriot Financial Partners II GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 909,567
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 909,567

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 909,567
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.90%
14	TYPE OF REPORTING PERSON PN

CUSIP No. NONE	13D	Page 5 of 20 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Patriot Financial Partners II GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 909,567
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 909,567

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 909,567
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.90%
14	TYPE OF REPORTING PERSON CO

CUSIP No. NONE	13D	Page 6 of 20 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ira M. Lubert
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 909,567
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 909,567

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 909,567
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.90%
14	TYPE OF REPORTING PERSON IN

CUSIP No. NONE	13D	Page 7 of 20 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) W. Kirk Wycoff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 909,567
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 909,567

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 909,567
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.90%
14	TYPE OF REPORTING PERSON IN

CUSIP No. NONE	13D	Page 8 of 20 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) James J. Lynch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 909,567
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 909,567

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 909,567
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.90%
14	TYPE OF REPORTING PERSON IN

CUSIP No. NONE	13D	Page 9 of 20 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) James F. Deutsch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 909,567
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 909,567

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 909,567
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.90%
14	TYPE OF REPORTING PERSON IN

CUSIP No. NONE	13D	Page 10 of 20 Pages

Item 1.	Security and Issuer

The title and class of equity security to which this statement on Schedule 13D relates is the Common Stock, no par value (“Voting Common Stock”) of Trinity Capital Corporation (the “Issuer” or the “Company”).

Item 2.	Identity and Background

This Schedule 13D is being jointly filed by the parties identified below. All of the filers of this Schedule 13D are collectively referred to as the “Patriot Financial Group II.” The Joint Filing Agreement of the members of the Patriot Financial Group II is filed as Exhibit 1 to this Schedule 13D.

(a)- (c) The following are members of the Patriot Financial Group II:

•	Patriot Financial Partners II, L.P., a Delaware limited partnership (the “Patriot Fund II”);

•	Patriot Financial Partners Parallel II, L.P., a Delaware limited partnership (the “Patriot Parallel Fund II” and together with the Patriot Fund II, the “Funds”);

•	Patriot Financial Partners II GP, L.P., a Delaware limited partnership and general partner of the Funds (“Patriot II GP”);

•	Patriot Financial Partners II GP, LLC, a Delaware limited liability company and general partner of Patriot II GP (“Patriot II LLC”);

•	W. Kirk Wycoff, Ira M. Lubert and James J. Lynch serve as general partners of the Funds and Patriot II GP and as members of Patriot II LLC; and

•	James F. Deutsch is a member of the Funds’ Investment Committee.

The Funds are private equity funds focused on investing in community banks and financial service-related companies throughout the United States. The principal business of Patriot II GP is to serve as the general partner of and to manage the Funds. The principal business of Patriot II LLC is to serve as the general partner of and to manage Patriot II GP. The principal employment of Messrs. Wycoff, Lubert, Lynch and Deutsch is investment management with each of the Funds, Patriot II GP and Patriot II LLC.

The business address of each member of the Patriot Financial Group II is c/o Patriot Financial Partners II, L.P., Cira Centre, 2929 Arch Street, 27th Floor, Philadelphia, Pennsylvania 19104.

CUSIP No. NONE	13D	Page 11 of 20 Pages

(d)      During the last five years, no member of the Patriot Financial Group II has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)      During the last five years, no member of the Patriot Financial Group II has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Each natural person who is a member of the Patriot Financial Group II is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

The information in Items 4 and 6 is incorporated by reference.

As more fully described in Items 4 and 6 below, on September 8, 2016, the Funds entered into a Stock Purchase Agreement with the Company and certain other institutional and accredited investors (the “Purchase Agreement”). Pursuant to the Purchase Agreement, the Funds acquired 909,567 shares of Voting Common Stock and 41,431 shares of the Company’s Series C convertible perpetual preferred stock, no par value (the “Series C Preferred Stock”, and such acquired shares of Voting Common Stock and Series C Preferred Stock, the “Purchased Shares”). The Funds’ purchases were initially made with working capital of the Funds through a line of credit in the normal course of business; the line of credit was then paid down from the proceeds from investor capital calls. The aggregate purchase price for the Purchased Shares was $24,000,168.25 (based on a per share purchase price of $4.75 per share of Voting Common Stock and $475.00 per share of Series C Preferred Stock).

In connection with the Purchase Agreement, as further described in Item 6, the Company intends to file the Articles of Amendment to the Amended and Restated Articles of Incorporation of the Company (the “Articles of Amendment”), which would result in the automatic conversion of each share of the Series C Preferred Stock into 100 shares of the Company’s non-voting common stock, no par value (the “Non-Voting Common Stock”). Following such conversion, subject to certain exceptions, each holder of the Non-Voting Common Stock will be permitted to convert, or upon written request of the Company will be required to convert, the Non-Voting Common Stock into an equal number of shares of Voting Common Stock, provided that such holder, together with its affiliates, will not thereafter own or control in the aggregate more than 9.9% of the Voting Common Stock.

Item 4.	Purpose of Transaction

The information in Items 3 and 6 is incorporated by reference.

The Funds acquired the Purchased Shares in the ordinary course of business because of its belief that the Purchased Shares (including the Voting Common Stock) represented an attractive investment in accordance with the Funds’ investment strategy. As described in Item 3 above, and further described in Item 6 below, upon the effectiveness of the Articles of Amendment, it is expected that the Series C Preferred Stock held by the Funds will be converted into Non-Voting Common Stock of the Company.

CUSIP No. NONE	13D	Page 12 of 20 Pages

Subject to the limitations imposed by the Purchase Agreement and the applicable federal and state securities laws, the Patriot Financial Group II may dispose of the Purchased Shares from time to time, subject to market conditions and other investment considerations, and may cause the Purchased Shares to be distributed in kind to investors. To the extent permitted by the Purchase Agreement and applicable bank regulatory limitations, each member of the Patriot Financial Group II may directly or indirectly acquire additional shares of Voting Common Stock or associated rights or securities exercisable for or convertible into Voting Common Stock, depending upon an ongoing evaluation of its investment in the Voting Common Stock and securities exercisable for or convertible into Voting Common Stock, applicable legal restrictions, prevailing market conditions, liquidity requirements of such member of the Patriot Financial Group II and/or investment considerations.

To the extent permitted under the Purchase Agreement and the passivity commitments that the Funds have provided to the Board of Governors of the Federal Reserve System (the “Federal Reserve”) described in Item 6 below, and applicable laws, the Patriot Financial Group II may engage in discussions with management, the Company’s board of directors, other stockholders of the Company and other relevant parties concerning the business, operations, composition of the board of directors, management, strategy and future plans of the Company.

The foregoing references to and descriptions of the Purchase Agreement and the transactions contemplated thereby do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the full text of the Purchase Agreement, which is attached hereto as Exhibit 2 and incorporated herein by reference.

Other than as described in this Item 4, each member of the Patriot Financial Group II has no present plans or proposals that relate to or would result in any of the events set forth in Items 4(a) through (j) of Schedule 13D. However, each member of the Patriot Financial Group II reserves the right to change its plans at any time, as it deems appropriate, in light of its ongoing evaluation of (i) its business and liquidity objectives; (ii) the Company’s financial condition, business, operations, competitive position, prospects and/or share price; (iii) industry, economic and/or securities markets conditions; (iv) alternative investment opportunities; and (v) other relevant factors.

Item 5.	Interest in Securities of the Issuer

The information contained on the cover pages to this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 is incorporated herein by reference.

CUSIP No. NONE	13D	Page 13 of 20 Pages

(a) and (b)

					Sole Power to	Shared Power to
	Amount		Sole Power to	Shared Power	Dispose or to	Dispose or
	Beneficially	Percent of	Vote or Direct	to Vote or	Direct the	Direct the
Entity	Owned	Class (3)	the Vote	Direct the Vote	Disposition	Disposition
Patriot Fund II, LP (1)	814,517	8.87%	0	814,517	0	814,517
Patriot Parallel Fund II, LP (1)	95,050	1.03%	0	95,050	0	95,050
Patriot II GP (2)	909,567	9.90%	0	909,567	0	909,567
Patriot II LLC (2)	909,567	9.90%	0	909,567	0	909,567
W. Kirk Wycoff (2)	909,567	9.90%	0	909,567	0	909,567
Ira M. Lubert (2)	909,567	9.90%	0	909,567	0	909,567
James J. Lynch (2)	909,567	9.90%	0	909,567	0	909,567
James F. Deutsch (2)	909,567	9.90%	0	909,567	0	909,567

(1)	Excludes 41,431 shares of Series C Preferred Stock owned by the Funds, which are expected to be automatically converted into shares of Non-Voting Common Stock as described in Item 6 below. Such Non-Voting Common Stock will be convertible into Voting Common Stock in the circumstances described in Item 6 below. Since the Funds do not presently, and will not within the next 60 days, have the right to acquire such Voting Common Stock or have voting or investment power over such Voting Common Stock, those underlying shares are not included in the amount reported herein.

(2)	Each of Patriot II GP, Patriot II LLC, Mr. Wycoff, Mr. Lubert, Mr. Lynch and Mr. Deutsch disclaims beneficial ownership of the Voting Common Stock owned by the Funds, except to the extent of its or his pecuniary interest therein.

(3)	This calculation is based on 9,187,541 shares of Voting Common Stock outstanding upon consummation of the transactions contemplated by the Purchase Agreement, as reported by the Company.

(c) No members of the Patriot Financial Group II had any transactions in the Voting Common Stock (or securities convertible into Voting Common Stock) during the past 60 days, except as described in Item 6 below.

(d) Other than the Patriot Financial Group II, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Company referred to in this Item 5.

(e) N/A.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Items 3 and 4 is incorporated herein by reference.

CUSIP No. NONE	13D	Page 14 of 20 Pages

On September 8, 2016, the Company, the Funds and certain other institutional and accredited investors entered into the Purchase Agreement.  Pursuant to the Purchase Agreement, the Funds purchased 909,567 shares of Voting Common Stock and 41,431 shares of Series C Preferred Stock on December 19, 2016.  The Series C Preferred Stock ranks pari passu with the Voting Common Stock with respect to payment of dividends or distributions and with respect to liquidation, winding up or dissolution of the Company (pro rata on an as-converted basis assuming all shares have been converted as described below).  The Series C Preferred Stock is also subject to certain customary adjustments, has no voting rights (except as otherwise required by law) and is not redeemable (though the Company may repurchase shares on a voluntary basis with holders of such Series C Preferred Stock, subject to compliance with applicable legal or regulatory requirements).

Each share of the Series C Preferred Stock will automatically convert into 100 shares of Non-Voting Common Stock on the mandatory conversion date, defined as the effective date of the Articles of Amendment (the “Mandatory Conversion Date”).  Until such shares have been converted on the Mandatory Conversion Date, subject to certain exceptions, the Funds would be permitted to convert, or upon the request of the Company required to convert, each share of Series C Preferred Stock into 100 shares of Voting Common Stock, so long as upon conversion the Funds did not own more than 9.9% of the Voting Common Stock.  The Funds currently own 9.9% of the Voting Common Stock and therefore would not be permitted to convert such Series C Preferred Stock into Voting Common Stock.  Additionally, the shares of Series C Preferred Stock will automatically convert into 100 shares of Voting Common Stock upon a transfer of the shares to a non-affiliate of the Funds in a permissible transfer, as defined in the Articles of Amendment.

The Non-Voting Common Stock ranks pari passu with the Voting Common Stock with respect to payment of dividends or distributions and with respect to liquidation, winding up or dissolution of the Company.  The Non-Voting Common Stock is also subject to certain customary adjustments, has no voting rights (except as otherwise required by law) and is not redeemable (though the Company may repurchase shares on a voluntary basis with holders of such Non-Voting Common Stock, subject to compliance with applicable legal or regulatory requirements).

Upon the issuance of the Non-Voting Common Stock, subject to certain exceptions, the Funds would be permitted to convert, or upon the request of the Company required to convert, the shares of Non-Voting Common Stock into an equal number of shares of Voting Common Stock, so long as upon conversion the Funds did not own more than 9.9% of the Voting Common Stock.  The Funds currently own 9.9% of the Voting Common Stock and therefore would not be permitted to convert such Non-Voting Common Stock into Voting Common Stock.  Additionally, the shares of Non-Voting Common Stock will automatically convert into an equal number of shares of Voting Common Stock upon a transfer of the shares to a non-affiliate of the Funds in a permissible transfer, as defined in the Articles of Amendment.

For further information, please refer to the Articles of Amendment, which is attached hereto as Exhibit 3 and incorporated herein by reference.

CUSIP No. NONE	13D	Page 15 of 20 Pages

The following is a description of certain terms of the Purchase Agreement:

Representations and Warranties.  The Company made customary representations and warranties to the Funds relating to the Company, its business, the issuance of the Purchased Shares, certain securities law matters and exemption from any anti-takeover provisions.  The Funds also made customary representations and warranties to the Company regarding the Funds’ valid organization and authorization to enter into the transaction.

Transfer Restrictions.  The Funds acknowledged that it had acquired the Purchased Shares solely for investment purposes with no intent to distribute them to any person in violation of the Securities Act.  The Funds agreed not to sell or dispose of the Purchased Shares unless doing so was in compliance with the registration requirements or exemptions of the Securities Act and applicable state securities laws.  Subject to compliance with applicable securities laws, however, the Funds are permitted to transfer, sell, assign or otherwise dispose of the Purchased Shares at any time, provided that the transferee agree in writing to be bound by the terms of the Purchase Agreement and the Registration Rights Agreement (as defined below).

Pursuant to the Articles of Amendment, the Funds may not, however, sell or transfer any shares of capital stock of the Company other than to an affiliate or to the Company if, as a result of the transfer, the Funds, together with its affiliates, would have owned, sold, or transferred to persons other than affiliates of the Funds or the Company in the aggregate, since the date of the Articles of Amendment, ownership or control of 33.3 percent or more of any class of the Company’s voting securities.

Avoidance of Control.  The Funds agreed that neither it nor its affiliates shall have the ability to purchase shares of Voting Common Stock that would result in the Funds becoming, directly or indirectly, the beneficial owner of more than 9.9% of the Company’s issued and outstanding voting securities.  Neither the Company nor any of its subsidiaries is permitted under the Purchase Agreement to take any action (including any redemption, repurchase, rescission or recapitalization of Voting Common Stock or securities or rights to purchase or that may become convertible into Voting Common Stock, in each case, where the Funds are not given the rights to the extent of their pro rata portions), that would reasonably be expected to pose a substantial risk that (i) the equity in the Company owned by the Funds and its affiliates (as such term is used under the Bank Holding Company Act (the “BHCA”)) would exceed 33.3% of the Company’s total equity or (ii) the Funds’ and its affiliates’ ownership of any class of voting securities of the Company would exceed 9.9% of such class, in each case without the prior written consent of the Funds.  Finally, the Company may not take any action that would cause the Funds’ ownership to increase to an amount that would constitute “control” under the BHCA, the Change in Bank Control Act, or any rules or regulations promulgated thereunder, or otherwise cause the Funds to control the company for purposes of any of the foregoing laws and regulations.  Additionally, the Funds shall not have the ability to purchase more than 33.3% of the Company’s total equity or exercise any voting rights in excess of 9.9% of the total outstanding voting securities of the Company.  In the event that the Funds breach any of these obligations, or believes that it is reasonably likely to breach such obligations, the Funds agreed to notify the other parties to the Purchase Agreement and to cooperate in good faith with such parties to modify ownership or take any other action necessary to cure or avoid such breach.

CUSIP No. NONE	13D	Page 16 of 20 Pages

Most Favored Nation.  The Company agreed not to enter into any additional agreements, or modify existing agreements, with any purchaser in a manner more favorable in any material respect to that purchaser than the rights and benefits established in favor of the Funds under the Purchase Agreement, unless the Funds have been provided such rights and benefits.

Gross-up Rights.  As long as the Funds and its affiliates own either (i) 50% or more of all of the Purchased Shares or (ii) 5.0% or more of the Voting Common Stock then outstanding (as calculated in accordance with the Purchase Agreement) (the “Minimum Ownership Interest”), upon any public or nonpublic offerings or sale of any equity security by the Company (or securities convertible into equity or possessing an equity component), subject to the exceptions specified in the Purchase Agreement, the Funds have a preemptive right to purchase the new securities up to the Funds’ pro rata ownership percentage of the Voting Common Stock prior to the offering or sale.  The Funds’ gross-up right does not apply in certain circumstances, including (i) Voting Common Stock or other shares issued upon conversion of securities issued (or contemplated to be issued and disclosed to the Funds) prior to the date of the Purchase Agreement; (ii) certain securities issued as compensation to employees; (iii) capital stock issued as consideration for a merger (or similar transaction); or (iv) within one year following the transactions contemplated by the Purchase Agreement, up to $10,000,000 of shares issued to existing shareholders at the same price as the shares issued in the Purchase Agreement.   Furthermore, the Funds shall not have the right to purchase new securities to the extent it would cause the Funds to own more than 9.9% of the voting securities or more than 33.3% of the total equity outstanding of the Company.   Upon exercising its gross-up rights, the Funds may require the Company to issue the securities in non-voting securities; provided that the Company is not required to issue securities in excess of the applicable ownership limitation set forth in the Purchase Agreement.

Board Representation.  The Company agreed to cause a representative of the Funds (the “Board Representative”) to be elected or appointed to the board of directors of the Company and the board of directors of Los Alamos National Bank, a subsidiary of the Company (the “Bank”), in each case subject to satisfaction of all legal and regulatory requirements, for so long as the Funds own the Minimum Ownership Interest.  The Company also agreed to recommend to its shareholders the election of the Board Representative for so long as the Funds meets the Minimum Ownership Interest.  If the Funds fail to meet the Minimum Ownership Interest, if requested in writing by the board of directors of the Company, the Funds agreed to use commercially reasonable efforts to cause the Board Representative to resign from the board of directors of each of the Company and the Bank.

The Purchase Agreement also provides that for so long as the Funds have a Minimum Ownership Interest, the Company shall invite a person designated by the Funds to attend meetings of the board of directors of the Company and the Bank in a nonvoting, nonparticipating observer capacity (the “Board Observer”).

Passivity Commitments.  In connection with the Purchase Agreement, the Funds made certain customary passivity commitments to the Federal Reserve to ensure that the Funds and their affiliates will not, among other things, exercise or attempt to exercise a controlling influence over the management or policies of the Company or any of its subsidiaries.

CUSIP No. NONE	13D	Page 17 of 20 Pages

ERISA Matters.  The Funds were provided customary VCOC rights pursuant to the VCOC Letter Agreement, dated as of December 19, 2016, by and between the Funds and the Company (the “VCOC Letter Agreement”), including the right to receive regular financial reports (including, but not limited to, audited annual and quarterly financial reports) and information regarding significant corporate actions, the right to inspect the books and records of the Company and the right to consult with management of the Company on matters relating to the business and affairs of the Company; provided, however, that this provision does not entitle the VCOC Investor to consult with management of the Company on matters relating to the business and affairs of the Company more than once per calendar year.  The Company also agreed to consider, in good faith, the recommendations of the VCOC Investor or its designated representative in connection with the matters on which it is consulted as described above, recognizing that the ultimate discretion with respect to all such matters shall be retained by the Company and each of the Company’s subsidiaries, as the case may be.  The VCOC Letter Agreement is attached hereto as Exhibit 4 and incorporated herein by reference.

Registration Rights.  In connection with the Purchase Agreement, the Funds entered into the Registration Rights Agreement, dated as of December 19, 2016, by and among the Company, the Funds and the other purchasers party thereto (the “Registration Rights Agreement”).  Pursuant to the Registration Rights Agreement, the Company granted the Funds customary registration rights with respect to the Purchased Shares.  Pursuant to such registration rights, the Company has agreed to prepare and file with the Securities and Exchange Commission (the “SEC”) a registration statement covering the resale of the Purchased Shares no more than three years from the closing date of the acquisition of the Purchased Shares, and to prepare and file such post-effective amendments and supplements as may be necessary to keep such registration statement continuously effective.  The Company is required to use its commercially reasonable efforts to cause each registration statement to be declared effective and to remain effective until all securities are sold or the Rule 144 restrictions have lapsed (as determined by the Company’s counsel in a written opinion letter), whichever is earlier.  In the event that the SEC informs the Company that all registrable securities cannot be registered on a single registration statement, the Company agreed to amend the registration statement and/or file a new registration statement to cover the maximum number of registrable securities permitted to be registered.  The Registration Rights Agreement also provides the Funds with customary piggyback registration rights, and also requires the Company, upon receiving notice from the Funds that the Funds intend to sell all or part of its registrable securities included on a shelf registration statement, to amend or supplement the shelf registration statement as may be necessary to permit such registrable securities to be distributed pursuant to the shelf registration statement.  The Registration Rights Agreement is attached hereto as Exhibit 5 and incorporated herein by reference.

The foregoing reference to and description of the Purchase Agreement, the Articles of Amendment, the VCOC Letter Agreement and the Registration Rights Agreement, and the transactions contemplated thereby, do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the full text of the Purchase Agreement, the Articles of Amendment, the VCOC Letter Agreement and the Registration Rights Agreement which are attached hereto as Exhibits 2, 3, 4 and 5 respectively, and incorporated herein by reference.

CUSIP No. NONE	13D	Page 18 of 20 Pages

Item 7.	Material to Be Filed as Exhibits

Exhibit	Description

Exhibit 1	Joint Filing Agreement, dated as of December 29, 2016, by and among Patriot Financial Partners II, LP, Patriot Financial Partners Parallel II, LP, Patriot Financial Partners II GP, LP, Patriot Financial Partners GP, LLC, W. Kirk Wycoff, Ira M. Lubert, James J. Lynch and James F. Deutsch.
Exhibit 2	Stock Purchase Agreement, dated as of September 8, 2016, by and among Trinity Capital Corporation, Patriot Financial Partners II, LP, Patriot Financial Partners Parallel II, LP and certain other institutional and accredited investors (incorporated by reference to Exhibit 10.1 to Trinity Capital Corporation’s Current Report on Form 8-K filed on September 9, 2016).
Exhibit 3	Ninth Amendment to the Trinity Capital Articles of Incorporation (incorporated by reference to Exhibit 3.1 to Trinity Capital Corporation's Current Report on Form 8-K/A filed on December 20, 2016).
Exhibit 4	VCOC Letter Agreement, dated as of December 19, 2016, by and between Trinity Capital Corporation and Patriot Financial Partners II, LP, Patriot Financial Partners Parallel II, LP. (incorporated by reference to Exhibit 3.1 to Trinity Capital Corporation's Current Report on Form 8-K/A filed on December 20, 2016).
Exhibit 5	Registration Rights Agreement, dated as of December 19, 2016, by and among Trinity Capital Corporation, Patriot Financial Partners II, LP, Patriot Financial Partners Parallel II, LP and certain other institutional and accredited investors. (incorporated by reference to Exhibit 3.1 to Trinity Capital Corporation's Current Report on Form 8-K/A filed on December 20, 2016).

CUSIP No. NONE	13D	Page 19 of 20 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:	December 29, 2016

PATRIOT FINANCIAL PARTNERS II, L.P.

By:	/s/W. Kirk Wycoff
W. Kirk Wycoff, a member of Patriot Financial Partners II GP, LLC, the general partner of Patriot Financial Partners II GP, L.P., the general partner of Patriot Financial Partners II, L.P.

PATRIOT FINANCIAL PARTNERS PARALLEL II, L.P.

By:	/s/W. Kirk Wycoff
W. Kirk Wycoff, a member of Patriot Financial Partners II GP, LLC, the general partner of Patriot Financial Partners II GP, L.P., the general partner of Patriot Financial Partners Parallel II, L.P.

PATRIOT FINANCIAL PARTNERS II GP, L.P.

By:	/s/W. Kirk Wycoff
W. Kirk Wycoff, a member of Patriot Financial Partners II GP, LLC., the general partner of Patriot Financial Partners II GP, L.P.

PATRIOT FINANCIAL PARTNERS II GP, LLC

By:	/s/W. Kirk Wycoff
W. Kirk Wycoff, a member

By:	/s/Ira M. Lubert
Ira M. Lubert

By:	/s/James J. Lynch
James J. Lynch

By:	/s/James F. Deutsch
James F. Deutsch